United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Table of Contents

CVRD: 2005 Production Report
Signatures

2

CVRD: 2005 production report
A vigorous year
Rio de Janeiro, March 06, 2006 — Companhia Vale do Rio Doce (CVRD) once again posted records of production in practically all its metals and mining operations. Its impressive operational performance in 2005 was made possible by the conclusion of capacity expansion projects, and by achievement of productivity gains. By maximizing the operational performance of its assets, CVRD was able to reap intense benefit from the benign global environment — which reflected excess global demand for a range of ores and metals, leading to records in numerous prices during the year.
•	Iron ore: capacity increase enables production record
CVRD’s 2005 iron ore production — calculated under US GAAP (US Generally Accepted Accounting Principles) — posted a new record, of 233.9 million tons, 10.7% more than in 2004 (211.3 million tons). From 2001 to 2005 CVRD’s production has grown at an average annual rate of 15%, increasing by 100 million tons/year in four years, consolidating its global leadership.
All of CVRD’s mining sites achieved all-tiem highs production, resulting principally from the startup of operation at the Fábrica Nova mine, ramp-up at the Capão Xavier mine, expansion in Carajás and productivity gains in almost all other company’s mines.
CVRD’s Southern System, the Company’s oldest mining site, is still its main source of production of iron ore, representing 47% of the total. In 2005 its production reached 109.9 million tons, 11.2% more than the 98.8 million tons produced in 2004. The Fábrica Nova mine, which began operating in 2Q05, produced 7.8 million tons, thus contributing 71% for the expansion in the Southern System’s production.
Production at Carajás totaled 72.5 million tons, an increase of 4.5% over 2004. Regular operation there is to some extent hindered in the short term by the program of expansion of its capacity to 100 million tons/year, and although the 2005 output was still a record, it was a little less than planned.
In Caemi, annual production totaled 50.4 million tons, an increase of 18.9% over 2004. Capão Xavier produced 11.3 million tons, 7.1 million tons more than in 2004. This mine had started operating in July 2004, so 2005 was its first year of operation at full capacity: it contributed 88% of Caemi’s increase of production in the year.
CVRD’s iron ore production in the fourth quarter of the year totaled 60.5 million tons, 7.4% more than in 4Q04, when its output was 56.3 million tons. The 4Q05 figure was slightly (716,000 tons) lower than in 3Q05, reflecting seasonal factors — the beginning of the rainy season in the “Iron Quadrilateral”, where the mines of the Southern System and Caemi are located. The aggregate production of these two sites was 3.5 million tons less than in 3Q05, and this reduction was partially offset by the increase of production at Carajás, of 2.8 million tons.
Carajás posted a production record in the fourth quarter, of 20.3 million tons, which corresponds to an annualizes rate of 81 million tons.
CVRD is investing in six iron ore mining projects, and expects in 2006 to achieve a production level approximately 30 million tons higher than in 2005.

•	Pellets: São Luís leads the good performance
Under US GAAP, which excludes joint ventures (Samarco, GIIC, Nibrasco, Kobrasco, Hispanobras and Itabrasco), CVRD’s production of pellets in 2005 set another new record, of 16.4 million tons, 110,000 tons more than in 2004.
In 4Q05 CVRD’s pellets output was also a record, at 4.3 million tons, 3.6% more than a year before (4Q04). The largest contribution to this strong performance came from the São Luis pelletizing plant, which has been operating at an annual rate of 7 million tons since the third quarter of 2005, and should maintain this volume in 2006.
In 2005 CVRD produced 8.9 million tons of blast furnace pellets, and 7.5 million tons of direct reduction pellets.
Under BR GAAP (generally accepted accounting principles in Brazil), in which the volumes produced by joint ventures are computed proportionally to CVRD’s stake in them, 2005 production was 36.4 million tons of pellets, another annual record, and 3.0% more than in 2004. The volume attributed to CVRD produced by the plants of the joint ventures of Tubarão was 11.2 million tons; from Samarco 6.9 million; and from GIIC 2.0 million tons.
In 4Q05 the total production of pellets was 9.3 million tons, 1.2% more than in the same period of the previous year, made up of 5.8 million tons of blast furnace pellets and 3.5 million tons of direct reduction pellets.
Within the total BR GAAP 2005 pellets output, 22.8 million tons were blast furnace pellets and 13.6 million tons direct reduction pellets.
In 2006 CVRD will start construction of two new pelletizing plants, Itabiritos and Tubarão VIII, which in 2008 will add 14 million tons/year to total production capacity. Samarco is starting construction of its third pelletizing plant, which will have nominal capacity for 7.6 million tons/year with startup also scheduled for 2008.
•	Manganese ore and ferroalloys: cutting production in response to excess world supply
CVRD’s total production of manganese ore in 2005 was 3.0 million tons, 11.0% more than in 2004. The Azul mine in Carajás produced 2.2 million tons.
The production of ferroalloys in 2005 was 563,000 tons, slightly less than the 2004 level of 570,000 tons.
The excess supply in the global market, resulting from an overeaction of production to the increase in prices, led CVRD to, since August 2005, shut down production temporarily at the Mo I Rana plant, operate the Dunquerque plant at 50% of capacity; and finally to reduce production of manganese ore in the last quarter of the year with a strong cut in activity at the Azul mine.
In 4Q05 CVRD’s total production of manganese was 614,000 tons, which compares with 906,000 tons in 3Q05 and 860,000 tons in 4Q04. In the last quarter, Azul produced only 481,000 tons, a contraction of approximately 120,000 tons in relation to its levels of previous quarters.
In 2005 CVRD produced 47,600 tons of medium carbon ferro manganese alloy (FeMnMc), 194,800 tons of FeMnAc, 286,800 tons of FeSiMn alloys, 27,900 tons of other alloys and 5,800 tons of cored wire, alloys produced especially for the Dunquerque plant.
•	Bauxite: the world’s largest operation exceeds its nominal capacity
The production of Trombetas set another record in 2005, with 17.2 million tons of bauxite, almost 1 million tons in excess of its nominal capacity (16.3 million tons), and above its previous record, of 16.8 million tons reached in 2004.

Due to the natural limitations related to navigation in the Trombetas river, it is not possible to perform further expansions on this site’s capacity. Therefore, the Paragominas mine, currently under development, will respond for the growth in CVRD’s bauxite production from 2007 onwards.
•	Alumina: an outstanding performance
In 2005 the Barcarena alumina refinery reached a new production record, with 2.6 million tons, beating its own prior record of 2.5 million tons, of 2004.
The achievement of production records in excess of it’s 2.3 million tons nominal capacity, resulting from construction of module 3, which came on stream in 2Q03, has been made possible by efficiency gains in the operation of the refinery. In 2006, with the startup of modules 4 and 5, which will add 1.9 million tons/year of nominal capacity, production is expected to increase to 3.8 million tons/year.
Volume produced in 4Q05 was 653,000 tons, another record — 1.6% higher than in 4Q04.
•	Primary aluminum: another record resulting from productivity gains
CVRD’s production of primary aluminum in 2005 was 446,000 tons, another record, with an increase of 11,000 tons over 2004. This increase in production was achieved from small operational improvements, since there was no investment in expansion of the plant.
Production in 4Q05, at 113,000 tons, was in line with 4Q04, and 3Q05.
•	Copper: breaking the 100,000 tpy barrier
In the first full year of operation of CVRD’s Sossego mine, its copper production totaled 107,000 tons, 46.1% more than in 2004.
In 4Q05 copper output totaled 26,000 tons, level with the volume of 3Q05, and 15.1% less than in 4Q04.
As in the copper industry all over the world, where production levels are currently lower than expected, the Sossego mine faced various operational problems in 2005 causing the ramp-up to be much slower than previously expected. Hence, it is probable that in 2006 Sossego will continue to produce below the level of 140,000 tons/year.
•	Potash: new records, on expansion of capacity
2005 production by the Taquari-Vassouras potash mine, 641,000 tons, was another record, 3,000 tons higher than in 2004.
There was also a quarterly production record, in 4Q05, of 174,000 tons, 6.3% more than the volume produced in 4Q04.
The expansion of the mine’s capacity from 600,000 to 850,000 tons/year was completed in September 2005, and the “marietta” equipment used for extracting potash, which faced problems in 3Q05, is now working again. Thus, the ramp-up of expansion of capacity should take place normally, and a significant increase in production is expected in 2006.

•	Kaolin: quarterly and annual records
CVRD’s production of kaolin in 2005 was 1.2 million tons, 8,000 tons more than in 2004.
PPSA produced 517,000 tons, and Cadam produced 701,000 tons. After a first half of the year slightly prejudiced by operational problems, both units recovered their production levels. PPSA, which produces fine kaolin, higher-quality and more scarce than the kaolin produced by CADAM, already has its entire programmed production for 2006 committed in contracted shipments.
Production in the quarter, 341,000 tons, was 7.1% more than in 4Q04, mainly due to the increase in production at PPSA, which has been operating at full capacity since October 2005. In 4Q05 PPSA produced 154,000 tons, compared to 129,000 tons in 4Q04, and Cadam produced 188,000 tons, in line with its output of 190,000 tons in 4Q04.

CVRD Production Report — US GAAP*
thousand tons

						% Change	% Change	% Change
	4Q04	3Q05	4Q05	2004	2005	4Q05/3Q05	4Q05/4Q04	2005/2004

IRON ORE	56,333	61,205	60,489	211,268	233,851	-1.2%	7.4%	10.7%
Southern System	25,277	29,487	27,505	98,813	109,860	-6.7%	8.8%	11.2%
Itabira	11,075	11,805	11,334	43,592	45,724	-4.0%	2.3%	4.9%
Mariana	4,767	7,356	7,003	18,980	25,479	-4.8%	46.9%	34.2%
Minas Centrais	4,629	5,233	4,196	17,415	19,123	-19.8%	-9.4%	9.8%
Minas do Oeste	4,806	5,094	4,973	18,827	19,535	-2.4%	3.5%	3.8%
Carajás	20,241	17,501	20,307	69,376	72,489	16.0%	0.3%	4.5%
Urucum	196	351	308	735	1,139	-12.3%	57.4%	55.0%
Caemi	10,620	13,866	12,369	42,344	50,362	-10.8%	16.5%	18.9%

PELLETS	4,165	4,278	4,315	16,259	16,369	0.9%	3.6%	0.7%
CVRD I and CVRD II	1,461	1,441	1,532	5,555	5,911	6.3%	4.8%	6.4%
Fabrica	1,128	1,067	1,016	4,604	4,273	-4.8%	-10.0%	-7.2%
São Luís	1,576	1,770	1,768	6,099	6,185	-0.2%	12.2%	1.4%

MANGANESE ORE	860	906	614	2,732	3,032	-32.3%	-28.7%	11.0%
Azul	666	681	481	2,008	2,236	-29.4%	-27.7%	11.4%
Urucum	110	104	73	369	389	-30.3%	-33.9%	5.5%
other mines	84	121	60	355	406	-50.6%	-29.0%	14.3%

FERRO-ALLOYS	146	137	100	570	563	-26.6%	-31.2%	-1.2%
RDM	81	94	63	338	347	-32.9%	-22.6%	2.5%
RDME	38	26	22	106	118	-17.9%	-42.9%	10.7%
RDMN	22	12	10	106	77	-14.3%	-54.7%	-27.6%
Urucum	5	5	6	19	22	14.7%	19.3%	14.9%

ALUMINA	643	647	653	2,548	2,570	1.0%	1.6%	0.9%
Alunorte	643	647	653	2,548	2,570	1.0%	1.6%	0.9%

ALUMINUM	113	113	113	435	446	0.0%	0.1%	2.5%
Albras	113	113	113	435	446	0.0%	0.1%	2.5%

COPPER	31	27	26	73	107	-3.7%	-15.1%	46.1%
Sossego	31	27	26	73	107	-3.7%	-15.1%	46.1%

POTASH	164	151	174	638	641	15.3%	6.3%	0.4%
Taquari-Vassouras	164	151	174	638	641	15.3%	6.3%	0.4%

KAOLIN	319	307	341	1,210	1,218	11.3%	7.1%	0.6%
PPSA	129	142	154	460	517	8.5%	19.3%	12.3%
Cadam	190	165	188	750	701	13.6%	-1.2%	-6.6%

*	Under US GAAP, CVRD consolidates the total production volumes of companies in which it has more than 50% of the voting capital and effective control.

CVRD Production Report — Consolidated BR GAAP*
thousand tons

						% Change	% Change	% Change
	4Q04	3Q05	4Q05	2004	2005	4Q05/3Q05	4Q05/4Q04	2005/2004

IRON ORE	58,085	62,921	62,160	218,010	240,413	-1.2%	7.0%	10.3%
Southern System	25,277	29,487	27,505	98,813	109,860	-6.7%	8.8%	11.2%
Itabira	11,075	11,805	11,334	43,592	45,724	-4.0%	2.3%	4.9%
Mariana	4,767	7,356	7,003	18,980	25,479	-4.8%	46.9%	34.2%
Minas Centrais	4,629	5,233	4,196	17,415	19,123	-19.8%	-9.4%	9.8%
Minas do Oeste	4,806	5,094	4,973	18,827	19,535	-2.4%	3.5%	3.8%
Carajás	20,241	17,501	20,307	69,376	72,489	16.0%	0.3%	4.5%
Urucum	196	351	308	735	1,139	-12.3%	57.4%	55.0%
Caemi	10,620	13,866	12,369	42,344	50,362	-10.8%	16.5%	18.9%
Samarco	1,752	1,716	1,671	6,742	6,563	-2.7%	-4.6%	-2.7%

PELLETS	9,131	9,461	9,326	35,313	36,376	-2.1%	1.2%	2.2%
CVRD I and CVRD II	1,461	1,441	1,532	5,555	5,911	6.3%	4.8%	6.4%
Fabrica	1,128	1,067	1,016	4,604	4,273	-4.8%	-10.0%	-7.2%
São Luís	1,576	1,770	1,768	6,099	6,185	-0.2%	12.2%	1.4%
Nibrasco	1,034	1,179	1,134	4,272	4,604	-3.9%	9.7%	7.8%
Kobrasco	600	625	626	2,230	2,447	0.2%	4.5%	9.7%
Hispanobras	572	599	467	2,014	2,139	-22.1%	-18.3%	6.2%
Itabrasco	474	526	441	1,782	1,966	-16.3%	-7.0%	10.3%
Samarco	1,757	1,739	1,751	6,899	6,852	-2.7%	-4.9%	-4.9%
GIIC	531	514	592	1,858	2,000	15.2%	11.5%	7.6%

MANGANESE ORE	860	906	614	2,732	3,032	-32.3%	-28.7%	11.0%
Azul	666	681	481	2,008	2,236	-29.4%	-27.7%	11.4%
Urucum	110	104	73	369	389	-30.3%	-33.9%	5.5%
other mines	84	121	60	355	406	-50.6%	-29.0%	14.3%

FERRO-ALLOYS	146	137	100	570	563	-26.6%	-31.2%	-1.2%
RDM	81	94	63	338	347	-32.9%	-22.6%	2.5%
RDME	38	26	22	106	118	-17.9%	-42.9%	10.7%
RDMN	22	12	10	106	77	-14.3%	-54.7%	-27.6%
Urucum	5	5	6	19	22	14.7%	19.3%	14.9%

BAUXITE	1,776	1,827	1,702	6,700	6,884	-6.9%	-4.2%	2.8%
MRN	1,776	1,827	1,702	6,700	6,884	-6.9%	-4.2%	2.8%

ALUMINA	643	647	653	2,548	2,570	1.0%	1.6%	0.9%
Alunorte	643	647	653	2,548	2,570	1.0%	1.6%	0.9%

ALUMINUM	126	126	126	487	496	0.0%	-0.3%	1.9%
Albras	113	113	113	435	446	0.0%	0.1%	2.5%
Valesul	13	13	13	52	50	0.0%	-4.4%	-3.4%

COPPER	31	27	26	73	107	-3.7%	-15.1%	46.1%
Sossego	31	27	26	73	107	-3.7%	-15.1%	46.1%

POTASH	164	151	174	638	641	15.3%	6.3%	0.4%
Taquari-Vassouras	164	151	174	638	641	15.3%	6.3%	0.4%

KAOLIN	319	307	341	1,210	1,218	11.3%	7.1%	0.6%
PPSA	129	142	154	460	517	8.5%	19.3%	12.3%
Cadam	190	165	188	750	701	13.6%	-1.2%	-6.6%

* 1)	Under Consolidated BR GAAP, CVRD consolidates the total production of all the companies in which it has more than 50% of the voting capital and effective control.

2)	For the companies in which CVRD has shared control (Samarco, Nibrasco, Kobrasco, Hispanobras, Itabrasco, GIIC, MRN and Valesul), consolidation is proportional to CVRD’s stake in the company.

3)	The production volumes of companies in which CVRD has minority interests are not consolidated.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: Alessandra.Gadelha@cvrd.com.br + 55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Fabio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
Pedro Gibbon: pedro.gibbon@cvrd.com.br +55-21-3814-6026
This release may include statements of the company’s management’s expectations about future events or results. All statements when based on future expectations rather than historical facts involve various risks and uncertainties. The Company cannot guarantee that such statements will be correct. Such risks and uncertainties include: factors relating to the Brazilian economy and the capital markets, which are volatile and may be affected by events in other countries; factors relating to the iron ore mining business and its dependence on the steel industry, which is cyclical by nature; and factors relating to the high competitiveness in the industries in which CVRD operates. For additional information about factors which could give rise to results different from those estimated by the Company, please consult the reports filed with the Brazilian Securities Commission (CVM) and the Securities Exchange Commission (SEC) of the US, including CVRD’s most recent Annual Report — Form 20F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: March 10, 2006	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer